October 3, 2019

Luciano Melluzzo
President and Chief Executive Officer
Air Industries Group
1460 Fifth Avenue
Bay Shore, NY 11706

       Re: Air Industries Group
           Registration Statement on Form S-3
           Filed September 30, 2019
           File No. 333-234015

Dear Mr. Melluzzo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Vincent J. McGill, Esq.